

Osman Fatih Aysu · 2nd

Founder at InfiniteVR

New York, New York, United States · 500+ connections ·

Contact info

InfiniteVR

The University of Te
Paso

Experience

Founder / CEO

InfiniteVR · Full-time

Jul 2016 – Present · 4 yrs

Greater New York City Area

Realize the Future with US

Founder

AYSU LLC.

Feb 2011 – Present · 9 yrs 5 mos

Greater New York City Area

Responsible for the preparation of our business strategy and the execution of our vision, goals and business plan.

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Geology Engineer

Aysu Insaat

May 2009 – Jan 2010 · 9 mos

Analyzing fields in order to make right decision on where is available for commercial construction

Sales Rep.

Digiturk

Jan 2007 – Feb 2009 · 2 yrs 2 mos

Demonstrating products to future customers and try to close the contract at touch points.

Education

The University of Texas at El Paso

Master of Business Administration (MBA), International Business

2011 – 2013

MBA

Dokuz Eylül Üniversitesi

Geology Engineering, Geological/Geophysical Engineering

2003 – 2009

Geology Engineering

Skills & Endorsements

Business Strategy · 14

Michael Duarte and 13 connections have given endorsements for this skill

Management · 13

Fausto Soto Sanchez,M.B.A and 12 connections have given endorsements for this skill

Strategic Planning · 10

Michael Duarte and 9 connections have given endorsements for this skill

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